

 **Turning Pointe Finan**

LaTanya Robinson, MBA, CMFC, CRPC · 3rd `in`

Financial Representative at Turning Pointe Financial

Greater New York City Area · 500+ connections · **Contact info**

Experience



Financial Representative

Turning Pointe Financial

Jan 2020 – Present · 7 mos

- Determine clients and prospective clients needing investment guidance, and suggest investment solutions suitable for all clients
- Coordinate portfolio reviews and equity research with clients for regular analysis of an investment's performance to attain documented long-term financial goals
- Facilitate presentations on investment and financial planning seminars to clients and prospective clients
- Steer efforts in obtaining new clients through personal, face-to-face approach building trust and emphasizing personal service to individual investors

Managing Partner

Certitude Consulting Company

Feb 2019 – Jan 2020 · 1 yr

West Orange, New Jersey, United States

Delivered consulting services to small businesses, faith-based and non-profit organizations regarding financial management, product development, growth strategies, marketing, operations, and communication



Prudential Financial
7 yrs 5 mos



Vice President, Senior National Account Manager
Full-time
Jan 2015 – Feb 2019 · 4 yrs 2 mos
Newark, New Jersey, United States

☐ Lead senior relationship manager managing client teams for global wire house broker dealer, Tier I and national, regional, and independent firms, Tier II
☐ Managed all relationship and business development opportunities for designated client accounts in collaboration with internal heads of business units, involving sales, mark ...see mor



National Key Account Manager
Full-time
Oct 2011 – Jan 2015 · 3 yrs 4 mos
Newark, New Jersey

☐ Spearheaded all broker/dealer regional tier I and II firms on a dedicated client team as account manager
☐ Coordinated all client correspondence, including agreements, service contracts, and negotiations ...see mor



Director, Product Strategy
UBS Wealth Management
May 2005 – Oct 2011 · 6 yrs 6 mos

Education



Cornell University
Master of Business Administration - MBA, Business Administration and Management, General
2018 – 2020
Activities and Societies: MBA Chair, Red Talks, Cornell University Johnson Graduate School of Business MBA Fellow, Emerging Markets Institute, Cornell University Johnson Graduate School of Business

SC Johnson leverages the extensive resources of one of the largest Ivy League universities to deliver a robust, thoughtfully designed curriculum that is tailored to your individual interests and needs.

New York University
Certificate in Portfolio Management
Activities and Societies: The Graduate Certificate in Portfolio Management provides students with theoretical concepts and practical knowledge to analyze and manage investments and portfolios. Students learn risk–reward analysis strategies, active and passive portfolio management techniques, and portfolio performance evaluation methodologies.



College for Financial Planning
Chartered Mutual Fund Counselor

Chartered Mutual Fund Counselor help clients select mutual funds, which are growing in number every day. The Chartered Mutual Fund Counselor is trained to help clients educate and evaluate mutual funds and how to use that information to make recommendations to clients.

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